CLEARSIGN COMBUSTION CORPORATION

12870 Interurban Avenue South

Seattle, WA 98168

January 5, 2016

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	ClearSign Combustion Corporation
Form S-3 filed on December 29, 2015
File No. 333-208784

Dear Ms. Ravitz:

ClearSign Combustion Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on January 7, 2016 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ James N. Harmon
James N. Harmon, Chief Financial Officer

cc (via e-mail): Kevin Friedmann, Esq.